PRICING SUPPLEMENT NO. 2 DATED August 10, 2004	Rule 424(b)(5)
(To Prospectus Dated June 18, 2003 and Prospectus Supplement Dated February 5, 2004)	File No. 333-106083

$100,000,000
Kimco Realty Corporation
Series C Medium-Term Notes
Due Nine Months or More from Date of Issue

Fixed Rate Notes

Interest Rate: 4.82% per annum
Trade Date: August 10, 2004

Issue Price: 100%
Agent’s Discount or Commission: $600,000
Net Proceeds to Issuer: $99,400,000

Original Issue Date: August 13, 2004
Stated Maturity Date: August 15, 2011

Interest Payment Dates: The first day of each April and October, commencing October 1, 2004, and at maturity.

Book Entry:	Certificated:

Authorized Denomination:	$1,000 and integral multiples thereof	Other:
Minimum Denomination:	$1,000 Other:
Specified Currency: United States dollars Other:
Exchange Rate Agent: N/A

Redemption:	The Notes cannot be redeemed prior to maturity.
The Notes may be redeemed prior to maturity, as follows: Initial Redemption Date: N/A Initial Redemption Percentage: N/A Annual Redemption Percentage Reduction: N/A

The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 (0.15%) basis points plus accrued interest on such notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of at least three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and Wachovia Capital Markets, LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall replace that former dealer with another Primary Treasury Dealer.

Repayment:	The Notes cannot be repaid prior to maturity.
The Notes may be repaid prior to maturity, as follows:
Optional Repayment Dates:

Additional/Other Terms: None

Addendum Attached:	Yes	No

Agent:	Merrill Lynch & Co.
Banc of America Securities LLC ($25,000,000)
Banc One Capital Markets, Inc.
BNY Capital Markets, Inc. ($25,000,000)
JPMorgan
Morgan Stanley
Goldman, Sachs & Co.
Credit Suisse First Boston
UBS Securities LLC
Wachovia Capital Markets, LLC ($50,000,000)
Other:

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $99.4 million after deducting the agents’ discount. We intend to use the net proceeds from this offering to repay all $50.0 million of our Fixed Rate Notes due October 20, 2004, which bear interest at a rate of 7.62%. The remaining proceeds will be used to repay amounts borrowed under our revolving credit facility which were used to repay our $50.0 million 7.125% Fixed Rate Notes that matured in June of 2004. Our revolving credit facility is scheduled to expire in June of 2006 and bears interest at a rate of LIBOR plus 55 basis points.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the six-month period ended June 30, 2004 was 3.4. Our ratio of earnings to combined fixed charges and preferred stock dividend requirements for the six-month period ended June 30, 2004 was 3.1.

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest), amortization of capitalized interest and distributed income of equity investees to pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income/loss from unconsolidated partnerships. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt discounts and issue costs, whether expensed or capitalized.